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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. 21)

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                              NEIGHBORCARE, INC.
                           (Name of Subject Company)

                             ----------------------

                              NEIGHBORCARE, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $0.02 Per Share
                   (including the Associated Series B Junior
                Participating Preferred Stock Purchase Rights)
                        (Title of Class of Securities)

                                  64015Y-10-4
                     (CUSIP Number of Class of Securities)

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                          John F. Gaither, Jr., Esq.
             Senior Vice President, General Counsel and Secretary
                              NeighborCare, Inc.
                       601 East Pratt Street, 3rd Floor
                              Baltimore, MD 21202
                                (410) 528-7404
  (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

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                                With copies to:

                               Mark Gordon, Esq.
                        Wachtell, Lipton, Rosen & Katz
                              51 West 52nd Street
                           New York, New York 10019
                                (212) 403-1000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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      The purpose of this amendment is to amend and supplement Items 3 and 4 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by NeighborCare, Inc., a Pennsylvania corporation ("NeighborCare" or the "Company") on June 14, 2004 (as thereafter amended, including by this amendment, the "Schedule 14D-9").

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is hereby amended by adding the following at the end thereof:

             CHANGE OF CONTROL SEVERANCE PAYMENTS. No officers of NeighborCare are entitled to severance payments solely upon a change of control of the Company. However, the officers are entitled to payments pursuant to their respective employment agreements (as described above) in the event they are terminated, or if they terminate their employment for good reason, following a change of control. The following shows the amounts that would be payable to the officers in the event they are terminated following a change of control:

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                                                              TOTAL
        NAME                    POSITION                  SEVERANCE(1)
--------------------------------------------------------------------------
John J. Arlotta          Chairman, President and Chief
                         Executive Officer                $3,600,000
John L. Kordash          Vice Chairman and Executive
                         Vice President                   $  550,000
John F. Gaither, Jr.     Senior Vice President and
                         General Counsel                  $  590,000
Robert A. Smith          Senior Vice President and
                         Chief Operating Officer          $  360,000
Richard W. Hunt          Senior Vice President and
                         Chief Financial Officer          $  520,000
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TOTAL                                                     $5,620,000
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 (1) Under their respective employment agreements, the executives are entitled to be "grossed up" for excise taxes under Section 4999 of the Internal Revenue Code of 1986, as amended (if any), such that the effect of such excise taxes, if any, is not borne by the executive. The amounts in this column reflect the net amounts that the executive would receive after giving effect to such gross-ups and related excise taxes, if any, but before any income tax or other applicable tax.
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Item 3 of the Schedule 14d-9 is hereby further amended by adding the following disclosure at the end of the section entitled "Certain Effects of the $34.75 Offer and Merger":

             VALUE OF OPTIONS. Our directors and executive officers hold or beneficially own options to purchase Shares. In the merger, these options will be cancelled in exchange for a cash payment equal to the difference between the $34.75 per share transaction price and the relevant exercise price of the option, multiplied by the number of Shares subject to the relevant option. The following shows the aggregate amounts to be received in the merger by the Company's directors and executive officers in respect of their options:

                    -------------------------------------
                    Robert H. Fish           $ 8,684,926
                    (Director)
                    James D. Dondero
                    (Director)               $ 1,020,989
                    James H. Bloem
                    (Director)               $ 1,020,989
                    James E. Dalton, Jr.
                    (Director)               $ 1,020,989
                    Dr. Philip P. Gerbino
                    (Director)               $    75,443
                    Arthur J. Reimers
                    (Director)               $      None
                    Phyliss R. Yale
                    (Director)               $      None


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                    John J. Arlotta          $14,760,000
                    John L. Kordash          $ 3,312,500
                    John F. Gaither, Jr.     $ 1,987,500
                    Robert A. Smith          $ 1,159,375
                    Richard W. Hunt          $      None
                    -------------------------------------
                    All Directors and
                    Executive Officers
                    as a Group :             $33,042,710
                    -------------------------------------


ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

The second bullet point in factor (i) of Item 4(c) of the Schedule 14d-9 is hereby amended to read in its entirety as follows:

     o That, based on an analysis of the current trading ranges of comparable companies and upon other factors (including matters referred to in factor (vi) below), the $34.75 offer price represents a substantial premium to the likely unaffected trading ranges for the Shares that would be likely to prevail at the present time in the absence of the Offer. The Board considered this analysis of likely current unaffected trading ranges because the Board noted that there had been no unaffected trading in the Shares for more than 14 months to use as a basis for comparison.

Factor (vi) of Item 4(c) of the Schedule 14d-9 is hereby amended to read in its entirety as follows:

    (vi) The Board's view that despite its confidence in management and in NeighborCare's ongoing value-creation initiatives and marketplace opportunities, NeighborCare would continue to face a number of risks and uncertainties that could adversely affect both its short-term and long-term prospects, including:

          o   the risks and uncertainties created by the Omnicare tender offer;

          o and risks and uncertainties associated with the industry in which NeighborCare operates, including risks associated with regulatory change.

          In this regard, the Board was advised that very preliminary analysis from management of the results of operations for the fiscal quarter ended June 30, 2005 indicated that NeighborCare's fiscal year 2005 earnings per share could be up to 10% lower than the earnings per share reflected in management's projections. Due to the timing and preliminary nature of this information, management has not made a determination to change its projections.



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                                  SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                                         NEIGHBORCARE, INC.


                                         By: /s/ John F. Gaither, Jr.
                                            ----------------------------
                                            John F. Gaither, Jr.
                                            Senior Vice President,
                                            General Counsel and Secretary

                                         Dated:  July 26, 2005











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